Exhibit 99.1

SUZANO S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ/MF) No. 16.404.287/0001-55

Company Registry (NIRE) 29.3.0001633-1

MATERIAL FACT

São Paulo, December 23, 2023 – Suzano S.A. (“Company”) (B3: SUZB3 / NYSE: SUZ), in compliance with the provisions of Law No. 6,404, dated as of December 15, 1976, as amended, of CVM Resolution No. 44, dated as of August 23, 2021 and of CVM Resolution No. 80, dated as of March 29, 2022, as amended, in line with corporate governance best practices, hereby informs its shareholders and the market in general the execution, on December 23, 2023, of the share purchase and sale agreements of the totality of the capital shares held by Timber VII SPE S.A. (CNPJ 23.741.553/0001-09) and Timber XX SPE S.A. (CNPJ 40.157.006/0001-91) (“Target Companies”) (“Transaction”), managed by BTG Pactual Timberland Investment Group, LLC.. The terms and conditions of the Transaction were established based on the following main conditions: (i) acquisition price of R$1,826,000,000.00 (one billion, eight hundred and twenty-six million Brazilian reais), to be paid in cash on the Transaction closing date, expected to occur in 2024, with the price to be converted into US Dollar if the closing occurs after March 31, 2024; (ii) the acquisition price may be adjusted to reflect the position of the Target Companies on the closing date, with regard to usual economical and operational aspects in this type of transaction; and (iii) the Transaction is subject to the approval of the Brazilian antitrust authorities (CADE) and other usual conditions precedent for this type of deal.

The Target Companies own approximately 70,000 hectares of land in the state of Mato Grosso do Sul, in the coverage region of Suzano’s operations, with 50,000 hectares of productive area, in which part of it has eucalyptus plantation with different ages.

The Company informs that the Transaction is aligned with its strategy to create optionality to its business and to expand its wood supply self-sufficiency.

Lastly, the Company reiterates its commitment with financial discipline and will keep shareholders and the market in general informed about the progress of the Transaction, as well as any other matter of interest to its shareholders and the market.

São Paulo, December 23, 2023.

Marcelo Feriozzi Bacci

Chief Financial and Investor Relations Officer